Exhibit 99.1

YY Group Holding Limited Secures US$5 Million in New Facility Services Contracts

SINGAPORE, August 5, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), is pleased to announce that it has secured a series of new facility services contracts collectively valued at approximately US$5 million (S$6.5 million). These contracts represent a significant addition to the Company’s growing project portfolio and reflect the continued trust placed in YY Group by a range of commercial and institutional property stakeholders.

The new contracts span multiple high-density commercial developments, including hospitality, retail, and mixed-use properties. Commencing between July and August 2025, the contracts include both one-year and two-year terms, providing strong visibility for recurring service revenues into FY2026 and FY2027. The facilities services awarded cover a broad scope, including environmental maintenance, cleaning operations, building management support, and integrated service coordination across various key sites.

This development represents yet another strategic milestone in YYGH’s long-term growth trajectory, building on its reputation for reliability, compliance, and quality service delivery in Singapore’s highly competitive facilities management market.

Demonstrating Execution at Scale and Speed

Mike Fu, Group Chief Executive Officer of YY Group Holding Limited, commented:

“Securing close to US$5 million worth of new contracts within a short window is a strong endorsement of our capabilities, our people, and our operational model. We are proud to be trusted with the responsibility of managing some of Singapore’s most complex and high-profile commercial environments.”

He continued,

“What sets YYGH apart is our ability to deliver consistent service excellence, while adapting to evolving client needs. Our clients demand high standards, sustainability compliance, and workforce efficiency, and we deliver on all fronts. These new contracts are not only about revenue growth, but also about reinforcing long-term partnerships and trust.”

The Company has already mobilized staff and resources to activate services at several of the awarded sites. To support this, YYGH has accelerated workforce expansion and introduced new digital scheduling and reporting tools to increase responsiveness and visibility for both internal and client-facing operations

Strengthening Market Position Through Integrated Service Delivery

YY Group’s IFM services span a broad array of offerings, including general cleaning, disinfection, pest control, landscaping, and support for mechanical and electrical systems. The Company operates under an integrated services model that allows clients to consolidate multiple operational needs under a single contract, streamlining procurement, enhancing accountability, and reducing cost overheads.

The new contracts further enhance the Company’s footprint in Singapore, where quality of service and operational uptime is critical for business continuity. In particular, several of the awarded sites are mixed-use developments that combine commercial office space with retail, leisure, and hospitality functions, requiring 24/7 operational readiness and a skilled, adaptable workforce.

Outlook and Strategic Priorities

These wins come at a time when YY Group is pursuing a broader expansion roadmap, aimed at scaling its market share and technological capabilities. The Company has recently increased investments into staff training, digital systems, and green service innovations to align with Singapore’s ongoing push toward sustainable building operations.

Mike concluded:

“As the built environment evolves, so must the way we manage it. Our vision is to be not just a service provider, but a long-term partner in helping Singapore’s commercial infrastructure operate smoothly, efficiently, and sustainably. These new contract wins are another step forward in realizing that vision.”

YY Group will continue to evaluate new business opportunities in both organic and strategic growth areas, including public sector tenders and synergistic service segments.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the expected performance and impact of the newly awarded facility service contracts, YY Group Holding Limited’s (“the Company”) business outlook, strategic initiatives, and operational plans. These statements are based on the current expectations and beliefs of the Company’s management and are subject to a number of risks, uncertainties, and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: (i) developments in the Integrated Facilities Management (IFM) sector in Singapore and other markets; (ii) fluctuations in capital markets and overall economic conditions; (iii) our ability to execute and manage new and existing contracts effectively; (iv) regulatory changes or government policy developments; (v) our capacity to expand operationally while maintaining service quality; and (vi) other risks and uncertainties disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” or other similar expressions. These statements are made only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com

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